SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 May, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 May 2024
Exhibit 1.2	Transaction in Own Shares dated 02 May 2024
Exhibit 1.3	Transaction in Own Shares dated 03 May 2024
Exhibit 1.4	Director Declaration dated 07 May 2024
Exhibit 1.5	Director/PDMR Shareholding dated 08 May 2024
Exhibit 1.6	Director/PDMR Shareholding dated 08 May 2024
Exhibit 1.7	Share Repurchases dated 08 May 2024
Exhibit 1.8	Transaction in Own Shares dated 08 May 2024
Exhibit 1.9	Transaction in Own Shares dated 10 May 2024
Exhibit 1.10	Transaction in Own Shares dated 10 May 2024
Exhibit 1.11	Director/PDMR Shareholding dated 13 May 2024
Exhibit 1.12	Transaction in Own Shares dated 13 May 2024
Exhibit 1.13	Transaction in Own Shares dated 14 May 2024
Exhibit 1.14	Transaction in Own Shares dated 15 May 2024
Exhibit 1.15	Transaction in Own Shares dated 16 May 2024
Exhibit 1.16	Transaction in Own Shares dated 17 May 2024
Exhibit 1.17	Transaction in Own Shares dated 20 May 2024
Exhibit 1.18	Transaction in Own Shares dated 21 May 2024
Exhibit 1.19	Transaction in Own Shares dated 22 May 2024
Exhibit 1.20	Transaction in Own Shares dated 23 May 2024
Exhibit 1.21	Transaction in Own Shares dated 24 May 2024
Exhibit 1.22	Transaction in Own Shares dated 28 May 2024
Exhibit 1.23	Transaction in Own Shares dated 29 May 2024
Exhibit 1.24	Transaction in Own Shares dated 30 May 2024
Exhibit 1.25	Transaction in Own Shares dated 31 May 2024

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,500,160 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,331,932	405,098	1,763,130
Highest price paid per Share (pence):	521.20	521.20	521.20
Lowest price paid per Share (pence):	508.70	508.70	508.70
Volume weighted average price paid per Share (pence):	514.1230	514.4423	514.6902

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	514.1230	2,331,932
Cboe (UK)/BXE	514.4423	405,098
Cboe (UK)/CXE	514.6902	1,763,130

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9033M_1-2024-5-1.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	01 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,788,308,876
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,516,745,792

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,532,324 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,624,362	394,480	1,513,482
Highest price paid per Share (pence):	517.00	517.00	517.00
Lowest price paid per Share (pence):	503.70	503.70	503.70
Volume weighted average price paid per Share (pence):	512.8001	512.4583	512.3553

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations        +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	512.8001	2,624,362
Cboe (UK)/BXE	512.4583	394,480
Cboe (UK)/CXE	512.3553	1,513,482

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0727N_1-2024-5-2.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	02 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,783,926,909
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,512,363,825

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.3

  The transaction in own shares announcement submitted on 3 May under RNS number 2553N was a duplicate announcement released in error, and should be disregarded. The following announcement reflects the correct details for the transaction which took place on 3 May.
BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,459,944 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,401,457	418,249	1,640,238
Highest price paid per Share (pence):	516.10	515.80	516.20
Lowest price paid per Share (pence):	506.40	506.40	506.10
Volume weighted average price paid per Share (pence):	511.7829	511.6261	511.6442

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.
Further enquiries:
bp Investor Relations         +44(0) 207 496 4000
Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	511.7829	2,401,457
Cboe (UK)/BXE	511.6261	418,249
Cboe (UK)/CXE	511.6442	1,640,238

Individual transactions:
To view details of the individual transactions, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/9185Q_1-2024-6-3.pdf
The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	03 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,779,426,749
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,507,863,665

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c. (the "Company")

7 May 2024

Appointment of members to the People and Governance Committee

In accordance with UK Listing Rule 9.6.11, BP p.l.c. announces that Hina Nagarajan and Johannes Teyssen have been appointed as members of the people and governance committee with effect from 6 May 2024.

Dr Teyssen joined the Board as a non-executive Director on 1 January 2021.  He is a member of the safety and sustainability committee.

Ms Nagarajan joined the Board as a non-executive Director on 1 March 2023. She is a member of the audit committee.

Director Declaration

Pursuant to LR 9.6.14, BP p.l.c. confirms that Tushar Morzaria, non-executive director of the Company, has joined the board of BT Group PLC as a non-executive director, effective as from 7 May 2024.

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP deferred shares 2023 award

BP p.l.c. (the "Company") announces that on 7 May 2024 the following conditional share award (the "Award") was made to the chief executive officer under the bp Executive Directors' Incentive Plan (the "Plan").  The Award was made in accordance with the rules of the Plan and the 2023 directors' remuneration policy (the "Policy") and as provided for in the 2023 directors' remuneration report (the "Report"), which were approved by shareholders on 27 April 2023 and 25 April 2024 respectively.

Level of award
The Award represents thirty-three per cent of the 2023 annual bonus which is required to be deferred into ordinary shares. In calculating the number of bp shares over which this Award has been made, the Remuneration Committee has applied the average price of bp shares over the 90 calendar days up to and including the annual general meeting that was held on 25 April 2024 (£4.89).

Number of shares subject to award
Name	Award
Murray Auchincloss	124,128 ordinary shares

This award will vest in three years in accordance with the rules of the Plan. The chief executive officer will be entitled to the value of reinvested dividends on those ordinary shares which vest.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	124,128 conditional share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	124,128
d)	Aggregated information - Volume - Price - Total	124,128 Nil consideration. Market value £4.89 Nil consideration. Market value £606,985.92
e)	Date of the transaction	7 May 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP performance shares 2024-2026 award

BP p.l.c. (the "Company") announces that, on 7 May 2024, conditional performance share awards (the "Awards") were made under the bp Executive Directors' Incentive Plan (the "Plan"). The Awards were made in accordance with the rules of the Plan and the 2023 directors' remuneration policy (the "Policy") and as provided for in the 2023 directors' remuneration report (the "Report"), which were approved by shareholders on 27 April 2023 and 25 April 2024 respectively.

Level of award
The Remuneration Committee (the "Committee") has made these Awards at 500% of base salary for the chief executive officer and 450% for the chief financial officer, in line with the Policy. In calculating the number of bp shares over which these Awards have been made, the Committee has applied the average price of bp shares over the 90 calendar days up to and including the annual general meeting that was held on 25 April 2024 (£4.89).

The Committee retains absolute discretion to adjust the formulaic outcome at the time of vesting of the Awards should it not reflect the shareholder experience over the performance period or be otherwise inconsistent with the size of the Award.

Performance conditions
As set out in the Policy and Report, Awards will vest subject to performance against a combination of the following financial and strategic measures:

●
Relative total shareholder return (25%) assessed against a benchmarking group, comprising Chevron, Eni, Equinor, ExxonMobil, Repsol, Shell and TotalEnergies;
●
Return on average capital employed (20%);
●
Adjusted EBIDA compound annual growth rate per share (20%);
●
Cumulative reduction percentage in operated carbon emissions (15%); and
●
Strategic progress (20%) assessed in line with the following measures:
o  Deliver value through a resilient hydrocarbon business;
o  Demonstrate track record, scale and value in low carbon energy; and
o  Accelerate growth in convenience and mobility.

Number of shares subject to award
Name	Award
Murray Auchincloss	1,482,617 ordinary shares
Kate Thomson	736,196 ordinary shares

These awards will vest in three years and in proportion to the outcomes measured through the performance scorecard, with a holding period that requires the shares to be retained for a further three years. The executive directors will be entitled to the value of reinvested dividends on those ordinary shares which vest.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	1,482,617 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,482,617
d)	Aggregated information - Volume - Price - Total	1,482,617 Nil consideration. Market value £4.89 Nil consideration. Market value £7,249,997.13
e)	Date of the transaction	7 May 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	736,196 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	736,196
d)	Aggregated information - Volume - Price - Total	736,196 Nil consideration. Market value £4.89 Nil consideration. Market value £3,599,998.44
e)	Date of the transaction	7 May 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.7

BP p.l.c.

----------------------

Share Repurchases

----------------------
7 May 2024

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company.

The maximum amount allocated to the Programme is around $1.75 billion for a period up to and including 26 July 2024.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2024 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,581,151 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,692,610	393,404	1,495,137
Highest price paid per Share (pence):	499.90	499.90	499.90
Lowest price paid per Share (pence):	490.65	490.95	490.95
Volume weighted average price paid per Share (pence):	496.4282	496.2603	496.0791

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	496.4282	2,692,610
Cboe (UK)/BXE	496.2603	393,404
Cboe (UK)/CXE	496.0791	1,495,137

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6838N_1-2024-5-8.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcements are prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,770,434,481
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,498,871,397

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,774,894,425
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,503,331,341

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,508,971 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,732,723	420,114	1,356,134
Highest price paid per Share (pence):	507.80	507.80	507.80
Lowest price paid per Share (pence):	502.80	502.70	502.90
Volume weighted average price paid per Share (pence):	505.0557	504.9654	504.9799

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations        +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	505.0557	2,732,723
Cboe (UK)/BXE	504.9654	420,114
Cboe (UK)/CXE	504.9799	1,356,134

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8825N_1-2024-5-9.pdf

Exhibit 1.10

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,435,698 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,621,454	389,925	1,424,319
Highest price paid per Share (pence):	511.70	511.60	511.60
Lowest price paid per Share (pence):	506.80	506.80	506.80
Volume weighted average price paid per Share (pence):	509.3516	509.1779	509.3382

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	509.3516	2,621,454
Cboe (UK)/BXE	509.1779	389,925
Cboe (UK)/CXE	509.3382	1,424,319

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0502O_1-2024-5-10.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,766,360,332
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,494,290,246

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.041	5
d)	Aggregated information - Volume - Price - Total	5 £5.041 £25.21
e)	Date of the transaction	10 May 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.041	75
d)	Aggregated information - Volume - Price - Total	75 £5.041 £378.08
e)	Date of the transaction	10 May 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,486,073 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,483,646	386,080	1,616,347
Highest price paid per Share (pence):	506.80	506.80	506.80
Lowest price paid per Share (pence):	503.50	503.50	503.50
Volume weighted average price paid per Share (pence):	505.8164	505.8154	505.8156

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	505.8164	2,483,646
Cboe (UK)/BXE	505.8154	386,080
Cboe (UK)/CXE	505.8156	1,616,347

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2359O_1-2024-5-13.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,761,851,361
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,489,781,275

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,460,545 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,596,650	380,773	1,483,122
Highest price paid per Share (pence):	510.00	510.00	510.00
Lowest price paid per Share (pence):	501.50	501.50	501.50
Volume weighted average price paid per Share (pence):	506.5158	506.4147	506.6138

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	506.5158	2,596,650
Cboe (UK)/BXE	506.4147	380,773
Cboe (UK)/CXE	506.6138	1,483,122

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4248O_1-2024-5-14.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,757,415,663
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,485,345,577

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,486,214 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,579,413	387,634	1,519,167
Highest price paid per Share (pence):	506.10	506.10	506.20
Lowest price paid per Share (pence):	492.65	492.65	492.65
Volume weighted average price paid per Share (pence):	499.9394	499.7558	499.9835

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	499.9394	2,579,413
Cboe (UK)/BXE	499.7558	387,634
Cboe (UK)/CXE	499.9835	1,519,167

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6112O_1-2024-5-15.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,752,929,590
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,480,859,504

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,580,926 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,652,031	434,561	1,494,334
Highest price paid per Share (pence):	492.55	492.40	492.55
Lowest price paid per Share (pence):	485.75	485.80	485.80
Volume weighted average price paid per Share (pence):	489.3107	489.3348	489.2208

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	489.3107	2,652,031
Cboe (UK)/BXE	489.3348	434,561
Cboe (UK)/CXE	489.2208	1,494,334

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7953O_1-2024-5-16.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,748,469,045
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,476,398,959

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,568,288 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,762,147	316,245	1,489,896
Highest price paid per Share (pence):	492.70	492.70	492.70
Lowest price paid per Share (pence):	490.35	490.35	490.35
Volume weighted average price paid per Share (pence):	491.4902	491.3608	491.4690

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	491.4902	2,762,147
Cboe (UK)/BXE	491.3608	316,245
Cboe (UK)/CXE	491.4690	1,489,896

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9815O_1-2024-5-17.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,743,982,831
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,471,912,745

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,531,545 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,717,414	352,878	1,461,253
Highest price paid per Share (pence):	497.00	497.00	497.00
Lowest price paid per Share (pence):	491.65	491.60	491.60
Volume weighted average price paid per Share (pence):	493.9970	493.8314	493.8724

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	493.9970	2,717,414
Cboe (UK)/BXE	493.8314	352,878
Cboe (UK)/CXE	493.8724	1,461,253

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1713P_1-2024-5-20.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,739,401,905
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,467,331,819

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,575,201 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,541,520	383,153	1,650,528
Highest price paid per Share (pence):	491.50	491.40	491.40
Lowest price paid per Share (pence):	486.05	486.05	486.05
Volume weighted average price paid per Share (pence):	488.9350	488.9858	488.7750

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	488.9350	2,541,520
Cboe (UK)/BXE	488.9858	383,153
Cboe (UK)/CXE	488.7750	1,650,528

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3549P_1-2024-5-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,734,833,617
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,462,763,531

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,624,050 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,770,693	349,739	1,503,618
Highest price paid per Share (pence):	485.00	484.95	485.00
Lowest price paid per Share (pence):	478.85	478.85	478.85
Volume weighted average price paid per Share (pence):	481.7409	481.8574	481.8072

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	481.7409	2,770,693
Cboe (UK)/BXE	481.8574	349,739
Cboe (UK)/CXE	481.8072	1,503,618

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5351P_1-2024-5-22.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,730,302,072
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,458,231,986

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,612,762 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,043,765	251,767	1,317,230
Highest price paid per Share (pence):	486.00	486.00	486.00
Lowest price paid per Share (pence):	479.80	479.80	479.80
Volume weighted average price paid per Share (pence):	483.9843	483.7758	483.7447

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	483.9843	3,043,765
Cboe (UK)/BXE	483.7758	251,767
Cboe (UK)/CXE	483.7447	1,317,230

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7371P_1-2024-5-23.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,725,726,871
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,453,656,785

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,657,196 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,275,274	267,023	1,114,899
Highest price paid per Share (pence):	483.20	483.20	483.25
Lowest price paid per Share (pence):	477.30	477.45	477.30
Volume weighted average price paid per Share (pence):	480.9732	481.1930	480.9333

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.9732	3,275,274
Cboe (UK)/BXE	481.1930	267,023
Cboe (UK)/CXE	480.9333	1,114,899

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9247P_1-2024-5-24.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,721,102,821
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,449,032,735

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,582,250 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,910,966	286,188	1,385,096
Highest price paid per Share (pence):	488.70	488.70	488.75
Lowest price paid per Share (pence):	483.60	483.60	483.60
Volume weighted average price paid per Share (pence):	485.6517	485.6242	485.7650

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	485.6517	2,910,966
Cboe (UK)/BXE	485.6242	286,188
Cboe (UK)/CXE	485.7650	1,385,096

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1534Q_1-2024-5-28.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	28 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,716,490,059
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,444,419,973

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,527,304 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,697,765	330,657	1,498,882
Highest price paid per Share (pence):	495.00	495.00	495.00
Lowest price paid per Share (pence):	487.55	487.55	487.55
Volume weighted average price paid per Share (pence):	491.5818	491.7115	491.7237

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	491.5818	2,697,765
Cboe (UK)/BXE	491.7115	330,657
Cboe (UK)/CXE	491.7237	1,498,882

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3384Q_1-2024-5-29.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	29 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,711,832,863
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,439,762,777

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,613,739 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,663,544	322,237	1,627,958
Highest price paid per Share (pence):	487.25	487.30	487.30
Lowest price paid per Share (pence):	483.05	483.10	483.10
Volume weighted average price paid per Share (pence):	485.5090	485.5023	485.5476

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	485.5090	2,663,544
Cboe (UK)/BXE	485.5023	322,237
Cboe (UK)/CXE	485.5476	1,627,958

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5304Q_1-2024-5-30.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	30 May 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,707,250,613
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,847,414
New total number of voting rights (including treasury shares):	17,435,180,527

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.25

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 31 May 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,575,642 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,870,355	312,769	1,392,518
Highest price paid per Share (pence):	488.75	488.75	488.75
Lowest price paid per Share (pence):	485.25	485.25	485.25
Volume weighted average price paid per Share (pence):	487.3040	487.3212	487.3133

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	487.3040	2,870,355
Cboe (UK)/BXE	487.3212	312,769
Cboe (UK)/CXE	487.3133	1,392,518

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7263Q_1-2024-5-31.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 June 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary